                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25661

(Check one)
[X]  Form 10-K and Form 10-KSB     Form 11-K
[_]  Form 20-F   [_]  Form 10-Q and Form 10-QSB   [_]  Form N-SAR
For period ended December 31, 2000
[_]  Transition Report on Form 10-K and Form 10 KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and Form 10-QSB
[_]  Transition Report on Form N-SAR
For the transition period ended _______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant    TenFold Corporation
Former name if applicable _____________________________________________________
_______________________________________________________________________________

Address of principal executive office (Street and number) 180 West Election Road
City, state and zip code          Draper, UT 84020

                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)   The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The Company and its auditors are unable to complete the preparation and audit of the Company's financial statements for the year ended December 31, 2000 and the annual report on Form 10-K without unreasonable effort and expense.

         The Company and its auditors require additional time to complete their assessment of certain contingencies and related disclosures that may be material to the financial statements and related disclosures.

         Due to these circumstances, the Company is filing for an extension on this Form 12b-25.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Martin F. Petersen                     (801) 495-1010
--------------------------------------------------------------------------------
           (Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes  [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes  [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced in the Company's press release dated March 15, 2001, the Company anticipates a significant loss in the fourth quarter, resulting from project renegotiations, project delays, restructuring charges, loss accruals, and decreased sales. This anticipated fourth quarter loss, together with previously reported losses through the third quarter of 2000, will result in a significant loss for the year ended December 31, 2000, compared to a profit of $5.5 million for the year ended December 31, 1999.


                               TenFold Corporation

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 30, 2001   By /s/ Martin F. Petersen
    -------------------   ------------------------------------------------------
                            Martin F. Petersen
                            Chief Financial Officer (Principal Financial
                            Officer and Interim Principal Accounting Officer)